100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7
Tel: +1 (416) 915-4149
444 Cedar Street, Suite 2060, St. Paul, MN 55101
Tel: +1 (651) 389-4100
www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2015-11

POLYMET REPORTS THIRD QUARTER FISCAL 2016 RESULTS

LOAN MATURITY EXTENDED

St. Paul, Minn., December 16, 2015 – PolyMet Mining Corp. TSX: POM; NYSE MKT: PLM – today reported that it has filed its financial results for the three and nine months ended October 31, 2015. PolyMet controls 100 percent of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards. All amounts are in U.S. funds. Copies can be obtained free of charge by contacting the Corporate Secretary at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.

HIGHLIGHTS OF FISCAL YEAR TO-DATE

  On November 6, 2015, the Minnesota Department of Natural Resources reported that the NorthMet Final Environmental Impact Statement had been completed. The Final EIS was subsequently posted in the Federal Register and the Minnesota Environmental Quality Board Monitor.

  Completion of the Final EIS is the culmination of more than a decade of detailed analysis and thorough review from various state and federal regulatory agencies. The Final EIS indicates that the proposed Project meets human health and environmental standards. The public can comment on the “adequacy” of the Final EIS until December 21, 2015.

  On November 16, 2015, the U.S. Forest Service published its Draft Record of Decision recommending the proposed land exchange in which PolyMet would receive surface rights in exchange for transferring land it currently owns to the Superior National Forest. The Draft ROD recognizes that the proposed land exchange would be beneficial to the National Forest and would be in the public interest.

  On December 15, 2015, Glencore AG, a wholly owned subsidiary of Glencore plc, agreed to extend the term of $66.145 million of outstanding secured convertible and non- convertible debentures to March 31, 2017, repayable at any time if it is prudent to do so. With effect from January 1, 2016, the interest rate will be 12-month US$ LIBOR plus 15%. Subject to stock exchange approval, convertibility was extended to March 31, 2017 (at the same conversion price of $1.2920 per share) and the expiration date of Glencore’s warrants to acquire 6,458,001 shares of PolyMet was extended to December 31, 2017 and the purchase price was reduced to $0.8231 per share.

  Loss for the three months ended October 31, 2015 was $1.661 million compared with $1.619 million for the prior year period. General and administrative expenses excluding non-cash stock-based compensation for the three months ended October 31, 2015 was $1.022 million compared with $0.997 million for the prior year period.

  Loss for the nine months ended October 31, 2015 was $6.917 million compared with $5.013 million for the prior year period. General and administrative expenses excluding non-cash stock-based compensation for the nine months ended October 31, 2015 were $3.280 million compared with $3.194 million for the prior year period.

  At October 31, 2015, PolyMet had cash of $8.029 million compared with $9.301 million at January 31, 2015.

  With the term of the loans from Glencore extended, PolyMet’s short term debt totals $4.874 million due to the Iron Range Resources & Rehabilitation Board, secured by land that forms part of the proposed land exchange with the USFS.

  PolyMet invested $6.138 million of cash into its NorthMet Project during the three months ended October 31, 2015, compared with $6.552 million in the prior year period, and invested $20.022 million into the Project in the nine months ended October 31, 2015, compared with $20.995 million in the prior year period.

  As of October 31, 2015, PolyMet had spent $98.4 million on environmental review and permitting, of which $92.0 million has been spent since the NorthMet Project moved from exploration to development stage.

GOALS AND OBJECTIVES FOR THE NEXT 12 MONTHS

The environmental review and permitting process is managed by the regulatory agencies and, therefore, timelines are not within PolyMet’s control. Given these circumstances, PolyMet’s objectives include:

  MDNR Adequacy Decision on the Final EIS;
  USFS ROD on the Land Exchange;
  Submission of mining, air and water permit applications as the EIS process concludes;
  Completion of the Definitive Cost Estimate and Project Update; and
  Construction finance including commitment of debt prior to the issuance of permits, subject to typical conditions precedent such as receipt of permits.

Prior to receipt of permits, the Company will seek to secure construction financing that would be available upon receipt of key permits, with construction and ramp-up to commercial production anticipated to take approximately two years. The Company is currently in discussions with commercial banks and other financial institutions regarding construction finance.

Key Statistics

(in ‘000 US dollars, except per share amounts)

Balance Sheet	October 31, 2015	January 31, 2015

Cash	$8,029	$9,301
Pro Forma working capital deficit
(see note)	(1,589)	(31,672)
Total assets	327,639	313,229
Total liabilities	141,002	120,853
Shareholders’ equity	186,637	192,376

Note: the working capital deficit is pro forma reflecting extension of the due date of $34.994 million secured convertible debentures and $31.151 million of secured non-convertible debentures to the earlier of March 31, 2017, or the availability of at least $80 million of financing, or when it is prudent for PolyMet to repay the debt.

	Three months ended,		Nine months ended,
Income Statement	October 31		October 31
	2015	2014	2015	2014
General & administrative expense excluding non-cash share-based compensation	$1,022	$997	$3,280	$3,194
Non-cash share-based compensation	148	134	401	499
Other Expenses	491	488	3,236	1,320
Loss before tax	$1,661	$1,619	$6,917	$5,013
Other Comprehensive Income	$(59)	$-	$(134)	$-
Loss per share	$0.01	$0.01	$0.02	$0.02
Investing Activities:
NorthMet Property	$6,138	$6,552	$20,022	$20,995
Weighted average shares outstanding	276,793,424	275,709,199	276,596,272	275,653,395

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

About Glencore plc

Glencore plc is one of the world’s largest global diversified natural resource companies. As a leading integrated producer and marketer of commodities with a well-balanced portfolio of diverse industrial assets, we are strongly positioned to capture value at every stage of the supply chain, from sourcing materials deep underground to delivering products to an international customer base.

Glencore plc’s industrial and marketing activities are supported by a global network of more than 90 offices located in over 50 countries. Glencore plc's diversified operations comprise over 150 mining and metallurgical sites, offshore oil production assets, farms and agricultural facilities. Glencore plc currently employs approximately 181,000 people.

POLYMET MINING CORP.

Per: "Jon Cherry"
_________________________
Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2015 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three and nine months ended October 31, 2015, for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Glencore Disclosures

Glencore currently holds 78,724,821 common shares of PolyMet, representing approximately 28.4% of PolyMet’s issued and outstanding common shares.

As a result of the transactions described in the news release, pursuant to the provisions of the Exchange Warrant and assuming receipt of stock exchange approval for the extension of the Exchange Warrant, the number of common shares issuable to Glencore under the Exchange Warrant would increase by 5,335,731 to 33,436,191 as at March 31, 2017 (assuming US$ LIBOR at 1.0%), and which, if exercised, would result in Glencore holding 112,161,012 common shares representing approximately 36.1%% of the outstanding common shares of PolyMet (assuming no other shares committed under existing compensation agreements were issued by PolyMet.)

Including 6,458,001 shares issuable upon exercise of other warrants held by Glencore, but excluding issuance of shares committed to others under existing share compensation agreements, Glencore would hold a total of 118,619,013 common shares representing approximately 37.4% of PolyMet’s partially diluted common shares (again assuming no other shares committed under existing compensation agreements were issued by PolyMet.)

Glencore's decision to enter into the transactions described in this news release was made for investment purposes. Glencore will continue to review its investment alternatives from time to time and may determine to increase or decrease its equity ownership in PolyMet through the acquisition or sale of additional outstanding common shares or other securities of PolyMet through open market or privately negotiated transactions in accordance with applicable securities laws.

Persons who wish to obtain a copy of the early warning report to be filed by Glencore in connection with this transaction may obtain a copy of such report from www.sedar.com or by contacting Glencore at the telephone number and address listed below.

For enquiries about Glencore, including to request a copy of the related early warning report, please contact:

Glencore plc
c/o Glencore AG
Baarermattstrasse 3
CH-6340 Baar
Switzerland

Telephone: +41 41 709 2000